UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

InspireMD, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

45779A846
(CUSIP Number)

Craig Shore
c/o InspireMD, Inc.
4 Menorat Hamaor. St.
Tel Aviv, Israel 6744832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45779A846

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Craig Shore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
663,831 (1)
	8	SHARED VOTING POWER
1,036,328 (2)
	9	SOLE DISPOSITIVE POWER
663,831 (1)
	10	SHARED DISPOSITIVE POWER
1,036,328 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,700,159 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.01% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Consists of (i) 54,902 shares of common stock, $0.0001 par value per share (the “Shares”), (ii) options to purchase 22,612 Shares that are currently exercisable or exercisable within 60 days of the reporting date, (iii) 15,085 Shares of restricted stock granted under the Israeli Appendix of the InspireMD, Inc. 2013 Long-Term Incentive Plan (the “2013 Plan”), and (iv) 571,232 Shares of restricted stock granted under the 2021 Equity Incentive Plan (“the 2021 Plan” and together with the 2013 Plan, the “Plans”).

(2)	Consists of (i) 48,511 Shares of restricted stock granted to employees under the Israeli Appendix of the 2013 Plan held in trust, and with respect to which Mr. Shore was granted a proxy with the right to vote such shares at his discretion, and (ii) 987,817 Shares of restricted stock granted to employees under Section 5 of the 2021 Plan held in trust, and with respect to which Mr. Shore was granted a proxy with the right to vote such shares at his discretion. The Reporting Person disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

(3)	Consists of (i) 54,902 Shares, (ii) options to purchase 22,612 Shares that are currently exercisable or exercisable within 60 days of the reporting date, (iii) 15,085 Shares of restricted stock granted under the Israeli Appendix of the 2013 Plan, (iv) 571,232 Shares of restricted stock granted under the 2021 Plan, (v) 48,511 Shares of restricted stock granted to employees under the Israeli Appendix of the 2013 Plan held in trust, and with respect to which Mr. Shore was granted a proxy with the right to vote such shares at his discretion, (vi) 987,817 Shares of restricted stock granted to employees under Section 5 of the 2021 Plan held in trust, and with respect to which Mr. Shore was granted a proxy with the right to vote such shares at his discretion. The Reporting Person disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

(3)	Based upon 21,192,204 Shares issued and outstanding as of the reporting date, which amount was provided to the Reporting Person by the Issuer.

Item 1.	Security and Issuer

This statement relates to the Shares, of InspireMD, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4 Menorat Hamaor St., Tel Aviv, Israel 6744832.

Item 2.	Identity and Background

(a)	This statement is filed by Craig Shore.

(b)	The principal business address of the Reporting Person is 4 Menorat Hamaor St., Tel Aviv, Israel 6744832.

(c)	The principal occupation of the Reporting Person is serving as the Chief Financial Officer, Chief Administrative Officer, Secretary and Treasurer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Israel and the United States.

Item 3.	Source and Amount of Funds or Other Considerations

Certain employees of the Company to whom equity has been granted under the Plans have granted an irrevocable proxy and power of attorney pursuant to an agreement (each a “Proxy Agreement” and collectively, the “Proxy Agreements”) to vote, act by written consent or grant a consent, proxy or approval in respect Shares granted to such employees pursuant to Plans so long as the Shares are held by the Section 102 Trustee. For the purposes hereof, “Section 102 Trustee” means any entity appointed by the Company to serve as a trustee and approved by the Israeli Tax Authorities, all in accordance with the provisions of Section 102(a) of the Israeli Tax Ordinance (New Version) 1961, as amended and the rules and regulations promulgated thereunder.

As of the reporting date, 1,036,328 Shares are subject to the Proxy Agreements. Those shares, in the aggregate, represent approximately 4.89% of the combined voting power of the Company’s outstanding common stock. The form of Proxy Agreement is described in greater detail in, and filed as an exhibit to, this Schedule 13D.

As a result of the Proxy Agreements, the Reporting Person may be deemed to have acquired beneficial ownership of all shares subject to the Proxy Agreements. The Reporting Person disclaims beneficial ownership of all shares subject to the Proxy Agreement, except for those shares with respect to which the Reporting Person, respectively, possesses sole dispositive power as noted in Item 5 below.

On May 17, 2023, the Reporting Person received a grant of 522,580 restricted Shares and option to purchase 174,190 Shares pursuant to the 2021 Plan. The restricted Shares and options may not be transferred or exercised, respectively, until they have vested. The restricted Shares and options vest in three equal installments, with 1/3 vesting on each of May 17, 2024, May 17, 2025 and May 17, 2026, subject to the Reporting Person’s continued service. The Reporting Person owns other Shares and option to purchase Shares that have been granted to the Reporting Person pursuant to the Plans. Those Shares are not subject to the Proxy Agreements and the Reporting Person has the sole power to vote and dispose of those Shares. The Reporting Person did not pay any cash consideration for the restricted Shares option to purchase Shares or other grants pursuant to the Plans.

The Reporting Person owns other Shares and option to purchase Shares that have been granted to the Reporting Person pursuant to the Plans. Those Shares are not subject to the Proxy Agreements and the Reporting Person has the sole power to vote and dispose of those Shares.

Item 4.	Purpose of Transaction

Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Person serves as an executive officer of the Issuer and, in such capacity, may be involved in reviewing transactions involving the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, the Reporting Person in his individual capacity does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person may, at any time and from time to time, (i) review or reconsider his position in the Issuer or change his purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

From time to time, the Reporting Person may also acquire beneficial ownership of additional Shares or other securities of the Issuer as compensation from the Issuer, by purchase or otherwise, including, including, but not limited to, awards of restricted Shares, options to purchase Shares, and restricted stock units for Shares, or dispose of some or all of the Shares beneficially owned by the Reporting Person in the open market or in privately negotiated transactions (which may be with the Issuer or with third parties) on such terms and at such times as the Reporting Person may deem advisable.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

As of the reporting date, 1,036,328 Shares are subject to the Proxy Agreements. Those shares, in the aggregate, represent approximately 4.89% of the combined voting power of the Company’s outstanding common stock. The Reporting Person has the power to vote the shares subject to the Proxy Agreements. As a result, Reporting Person may be deemed to have acquired beneficial ownership of all shares subject to the Proxy Agreements. The Reporting Person disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted below. The Proxy Agreement is described in greater detail in, and filed as an exhibit to this Schedule 13D.

(c)	No transactions in the Issuer’s Shares were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)	Except for the Shares listed in row 9 – Sole Dispositive, persons other than the Reporting Person have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in row 10 – Shared Dispositive Power. The information set forth under Item 3 above and Item 6 of this Schedule 13D is hereby incorporated by reference.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following description is qualified in its entirety by reference to the Proxy Agreement, which is incorporated by reference as Exhibits 1, and incorporated by reference herein.

Proxy Agreement

Certain employees (the “Grantors”) of the Company to whom equity has been granted under the Plans have granted an irrevocable proxy and power of attorney pursuant to a Proxy Agreement to vote, act by written consent or grant a consent, proxy or approval in respect Shares granted to such employees pursuant to Plans so long as the Shares are held by the Section 102 Trustee. For the purposes hereof, “Section 102 Trustee” means any entity appointed by the Company to serve as a trustee and approved by the Israeli Tax Authorities, all in accordance with the provisions of Section 102(a) of the Israeli Tax Ordinance (New Version) 1961, as amended and the rules and regulations promulgated thereunder.

The Reporting Person, as a proxy and attorney-in-fact on behalf of the Grantors, is empowered by the Grantors to take any action permitted by the Proxy Agreement (or omit to take any such action) as the Reporting Person deems necessary, advisable or desirable at the Reporting Person’s sole. and absolute discretion. The Grantors have appointed the proxy and power of attorney to the Reporting Person, or a person designated by the Company’s board of directors from time to time.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Form of Section 102 Capital Gain Restricted Stock Award Agreement

Exhibit 2 – Form of Irrevocable Proxy and Power of Attorney Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023	By:	/s/ Craig Shore
Craig Shore